SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                                  FORM 11-K
                                ANNUAL REPORT

                       Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934



      X       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [Fee required]
              For the fiscal year ended December 31, 1993


              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 [No fee required]
              For the transition period from _______________ to ______________


    Commission File Number:  1-5646


               Full title of the Plan and address of the Plan,
              if different from that of the issuer named below:

                      MELROE SAVINGS AND INVESTMENT PLAN


                  Name of the issuer of the securities held
                   pursuant to the Plan and the address of
                       its principal executive office:


                           CLARK EQUIPMENT COMPANY
                          100 North Michigan Street
                                P. O. Box 7008
                          South Bend, Indiana 46634





                                     Total Number of Pages:  14
                                     Exhibit Index at Page:  13


Attached hereto are the financial statements and schedules for the Melroe Savings and Investment Plan ("Plan") prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

Exhibits

(24)  Consent of Price Waterhouse

   ************************************************************

                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                        MELROE SAVINGS AND INVESTMENT PLAN



                        By    /s/ Dennis D. Beehler
                             Dennis D. Beehler
                             Member, Administrative Committee



                        By    /s/ Nancy L. Boose
                             Nancy L. Boose
                             Member, Administrative Committee



                        By    /s/ Virginia A. Hippenmeyer
                             Virginia A. Hippenmeyer
                             Member, Administrative Committee



                        By    /s/ Richard J. Rosenthal
                             Richard J. Rosenthal
                             Member, Administrative Committee



                        By    /s/ Robert D. Johnson
                             Robert D. Johnson
                             Member, Administrative Committee


Date:  June 30, 1994

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Melroe Savings and
Investment Plan
Financial Statements
December 31, 1993 and 1992

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
                     Report of Independent Accountants




To the Participants and Administrator
of the Melroe Savings and Investment Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Melroe Savings and Investment Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and dis-closures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse


South Bend, Indiana
June 24, 1994

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
MELROE SAVINGS AND INVESTMENT PLAN

Statement of Net Assets Available for Benefits

Net assets available for benefits at December 31,
                                Fund A               Fund B                Fund C                        Total
                            1993       1992      1993      1992      1993          1992           1993           1992
Plan's undivided
interest in the
assets of the Clark
Equipment Company
Master Trust for
Individual Account
Plans (Notes 3 and 6)    $1,560,188  $717,281  $425,860  $184,529  $1,513,767    $ 359,443     $3,499,815     $1,261,253


Net assets available
for benefits             $1,560,188  $717,281  $425,860  $184,529  $1,513,767    $ 359,443     $3,499,815     $1,261,253






             The accompanying notes are an integral part of these financial statements.
                                                  - 5 -

/TABLE

MELROE SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the years ended December 31,
                               Fund A              Fund B              Fund C                    Total
                            1993      1992     1993      1992      1993       1992        1993           1992
Plan's undivided interest
in investment income
of the Clark Equipment
Company Master Trust for
Individual Account Plans
(Note 6)                 $103,594  $ 32,574  $ 26,582  $ 11,524  $784,359  $(54,802)    $914,535     $ (10,704)

Contributions (Note 4):
Employee                  722,078   559,032   217,673  162,569     19,290    17,898      959,041       739,499
Employer                                                          376,468   310,874      376,468       310,874

                          722,078   559,032   217,673  162,569    395,758   328,772    1,335,509     1,050,373


Total additions           825,672   591,606   244,255  174,093  1,180,117   273,970    2,250,044     1,039,669

Interfund transfers        20,554   (5,183)     (231)   (5,292)  (20,323)    10,475

Distributions to
participants              (3,319)   (4,684)   (2,693)             (5,470)   (2,066)      (11,482)       (6,750)


Net increase (decrease)   842,907   581,739   241,331  168,801 1,154,324   282,379      2,238,562    1,032,919

Net assets available
for benefits:
Beginning of year         717,281   135,542   184,529   15,728   359,443    77,064      1,261,253      228,334


End of year            $1,560,188 $ 717,281  $425,860 $184,529 $1,513,767 $359,443     $3,499,815   $1,261,253



             The accompanying notes are an integral part of these financial statements.
                                                  - 6 -

/TABLE

MELROE SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
1.   Description of the Plan
     General...The Melroe Savings and Investment Plan (the "Plan"), as amended, is administered by a committee appointed by the Board of Direc-tors of Clark Equipment Company (the "Company") for the benefit of eligible employees. The Plan was adopted and made effective December 1, 1991.

     Participation...All individuals employed by the Melroe Company, and whose terms of employment are governed by a collective bargaining agreement with Local Union No. 566 and 560 of Allied Industrial Workers of America, AFL-CIO, are eligible to participate in the Plan upon completion of at least one year of service as defined in the Plan.

     Contributions...Eligible employees electing to participate in the Plan may make monthly basic contributions of from 1% to 6% of their base pay, as defined by the Plan, and may also make supplemental monthly contributions of 1% to 10% of their base pay. Employee contributions were subject to limitations imposed by the Internal Revenue Service.

     The Company makes monthly contributions to the Plan equivalent to 50% of the amount of the basic contributions made by participating employees.

     Vesting...Participants are immediately vested in 100% of all Company contributions.

     Participant-directed investment programs...Participating employees must elect to allocate their contributions to either (a) a fixed income fund under a group annuity contract (Fund A), (b) an equity fund which invests in equity securities (Fund B), (c) a Clark Equipment Company common stock fund (Fund C), or (d) any two or all three funds in any combination in 25% increments. There were 529 and 452 employees participating in the Plan at December 31, 1993 and 1992, respectively. The participant-directed allocation of deposits or contributions by investment fund as of December 31 for each year is as follows:
                  100% to                      25% or more to
           *********************   ****************************
                                   Funds    Funds   Funds  Funds
           Fund A  Fund B  Fund C  A & B    A & C   B & C  A&B&C  Total

 1993      313      41       4       142     8        11     10     529
 1992      279      36       3       118     2        6       8     452
 Borrowings...The Plan allows participants the option of borrowing against their available fund balances (excluding Company-matched contributions).

 The principal amount of any participant loan, at origination or renewal, shall not be less than $500 and the maximum loan amount shall not exceed the lesser of 50% of the vested portion of the participant's fund balances or $50,000. The $50,000 maximum loan amount, however, is reduced by the highest outstanding loan balance of the preceding year. Participants are required to repay loans in monthly installments over the term of the loan, generally ranging from one to five years. The loan interest rate is fixed by the Harris Trust and Savings Bank prime rate, as of the loan application date, plus one percentage point. The loan rates were 6.5% and 7% at December 31, 1993 and 1992.

MELROE SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
 Distributions...Distributions of participant account balances occur upon termination of employment, retirement, disability or death. Participants have the option to defer the distribution of benefits. However, the participants are prohibited from making contributions during the deferral period.

 Federal Income Tax Status...The plan administrator was advised by the Internal Revenue Service on November 5, 1992 that the Plan as amended through November 11, 1992 constitutes a qualified plan under the appropriate sections of the Internal Revenue Code (IRC), and is therefore not subject to Federal Income Tax. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

 Plan Termination...Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2.         Accounting Policies

 Basis of Accounting

 The accounts of the Plan are maintained on the accrual basis of accounting.

 Investments

 Investments in equity securities are stated at quoted market value. Investments in group annuity contracts are stated at contract value. Net unrealized appreciation or depreciation for the period is reflected in the statement of changes in net assets available for benefits. Realized gains or losses on sales of investments are recorded as the difference between proceeds received and cost. Cost is determined on the average cost method. Purchases of investments are recorded on the settlement date.

 Expenses

 The majority of all Plan expenses is paid by the Plan's administrator, Clark Equipment Company. A portion of the expenses associated with the Metropolitan Life Insurance Company group annuity contract, however, is paid directly by participants of the Plan in the form of reduced fixed income earnings.

3.         Investment Valuation

 Fund A
 The primary asset of this fund is a group annuity contract held by The Metropolitan Life Insurance Company and is carried at contract value (represented by deposits received and interest credited, reduced by funds transferred and funds disbursed to participants). Interest rates credited to the fund were 8.00% in 1993 and 8.15% in 1992.

MELROE SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
 Fund B

 The primary assets for Fund B were invested as follows:
                                                      Market
                                     Cost             Value
 Description                 Units   Per Unit         Per Unit

 Harris Bank Collective
 Investment Fund - Index Fund:

 1993                        400     $885.51          $949.75
 1992                        197     $822.79          $863.31

 Fund C

 The primary assets of Fund C were invested as follows:

                                                      Market
                                     Cost             Value
 Description                 Units   Per Unit         Per Unit

 Clark  Equipment Company
 Common Stock:

 1993                        28,826  $27.14           $52.38
 1992                        18,314  $22.56           $19.50

4.         Employer and Employee Contributions

 Employer contributions to the Plan represent 50% of participants' basic contributions. Employer contributions are invested solely in Fund C.

5.         Subsequent events

 Effective January 1, 1994, the investment options of the Plan were expanded. Funds A and C remain essentially unchanged, while Fund B is replaced with three funds new to the Plan. The three additional funds are the Putnam Vista Fund, the Putnam S&P 500 Index Fund, and The George Putnam Fund of Boston. Effective July 1, 1994, the Putnam Global Growth Fund will be added to the Plan.

 Effective January 1, 1994, employer contributions are invested in the same funds and in the proportions as the participant contributions. Starting in January, 1994, participants may transfer up to 15% per month of their December 31, 1993, investment in Fund C to other funds of the Plan. Starting in May, 1994, participants may transfer 15% of their Fund C holdings in the first half of each month and another 15% in the second half of each month.

 Also effective January 1, 1994, participants may allocate their accounts between the funds in 5% increments and may change these allocations on a daily basis.

MELROE SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

6.         Investment in Master Trust

 The undesignated assets of three of the Company's separate pension plans (Clark Savings and Investment Plan, Melroe Savings and Investment Plan and Chicago Midwest Savings and Investment Plan) are included in the Clark Equipment Company Master Trust for Individual Account Plans. The Trustee maintains separate accounting of all contributions, distributions and income and expenses received by the Trust. Each pension plan has an undivided interest in the assets of the Trust.

 On the following pages is a summary of the master trust financial information.
































MELROE SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
   (Note 6 continued)

   Net Assets Available for Benefits at December 31,
                             Fund A                     Fund B                   Fund C                     Total
                       1993           1992         1993        1992         1993         1992            1993       1992
Assets
Cash                  $       1     $  3,672   $  131,782     $247,852       $171,851     $224,504    $ 303,634     $476,028

Harris Bank
Collective Investment
Funds - Index Fund,
at market (cost
$5,965,173 and
$5,440,848)                                     9,103,396    8,308,511                                9,103,396    8,308,511
Metropolitan Life
Insurance Company
under a group annuity
contract, at contract
value                 58,406,186  52,303,510                                                         58,406,186   52,303,510
Clark Equipment
Company- Common
Stock, at market
(cost $13,714,785
and $18,828,362)                                                           27,308,954   14,037,368   27,308,954   14,037,368
Transfer receivable        8,300                                              (8,300)
Employee loans
receivable             2,976,670   2,889,671    511,857        506,599         92,964      174,286    3,581,491    3,570,556


  Total assets        61,391,157  55,196,853    9,747,035    9,062,962     27,565,469   14,436,158   98,703,661   78,695,973

Liabilities
Distributions payable                264,386                    57,399                      55,813                   377,598
Due to broker                                                                 171,508      130,295      171,508      130,295

  Total liabilities                  264,386                    57,399        171,508      186,108      171,508      507,893

Net assets available
for benefits         $61,391,157 $54,932,467   $9,747,035   $9,005,563    $27,393,961  $14,250,050  $98,532,153  $78,188,080

                                                  - 11 -



MELROE SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
(Note 6 continued)

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31,
                                 Fund A                   Fund B                  Fund C                 Total
                            1993       1992          1993        1992         1993      1992         1993        1992
Addition to net assets
 attributed to:
Interest                 $4,290,740   $4,284,559   $  2,302   $  2,881     $  3,333    $  5,597   $4,296,375   $4,293,037
Employee loan interest      230,525      261,971     39,478     42,001       13,275      13,491      283,278      317,463
Collective investment
 fund income                                        256,298    251,883                               256,298      251,883
Other, primarily realized
 gains (losses)             (3,165)        (939)    342,625    378,943    2,417,097    (101,618)   2,756,557      276,386


                          4,518,100    4,545,591    640,703    675,708    2,433,705     (82,530)   7,592,508    5,138,769


Unrealized appreciation
 (depreciation):
Balance, beginning of year                        2,867,664  2,848,356   (4,790,994) (2,517,943)  (1,923,330)     330,413
Balance, end of year                              3,138,223  2,867,664   13,594,169  (4,790,994)  16,732,392   (1,923,330)


Change for year                                     270,559     19,308   18,385,163  (2,273,051)  18,655,722   (2,253,743)


Contributions:
Employee                  3,719,123   4,134,512     849,485    968,406      181,063     182,389    4,749,671    5,285,307
Employer                    109,159     112,383                           1,593,517   1,776,430    1,702,676    1,888,813


  Total additions         3,828,282   4,246,895     849,485    968,406    1,774,580   1,958,819    6,452,347    7,174,120


Deductions from net assets
 attributed to:
Distributions to
 employees             (8,293,553)  (7,220,439)  (1,333,087) (1,733,497) (2,729,864) (2,503,343) (12,356,504) (11,457,279)
Interfund transfers     6,405,861   (4,656,203)     313,812   1,450,388  (6,719,673)  3,205,815


  Total deductions     (1,887,692) (11,876,642)  (1,019,275)   (283,109) (9,449,537)    702,472  (12,356,504) (11,457,279)


Net increase (decrease) 6,458,690   (3,084,156)     741,472   1,380,313  13,143,911     305,710   20,344,073   (1,398,133)
Net assets available for benefits:
 Beginning of year     54,932,467   58,016,623    9,005,563   7,625,250  14,250,050  13,944,340   78,188,080   79,586,213


 End of year          $61,391,157  $54,932,467   $9,747,035  $9,005,563 $27,393,961 $14,250,050  $98,532,153  $78,188,080

                                                  - 12 -

PAGE>
</TABLE

                                EXHIBIT INDEX




Exhibit       Description                        Page at Which Filed

 (24)              Consent of Price Waterhouse            14

















































                                      -13-
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
                                                            Exhibit (24)


Price Waterhouse        202 South Michigan Street     Telephone 219 233 8261
                        P.O. Box 47
                        South Bend, IN  46624





                      Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8, No. 33-44275, of our report dated June 24, 1994, which report is included in the Financial Statements for the Melroe Savings and Investment Plan for the year ended December 31, 1993, which are filed along with the Form 11-K to which this consent is attached as an exhibit.




/s/ Price Waterhouse

Price Waterhouse
South Bend, Indiana
June 28, 1994




























                                     - 14 -